Vitro Announces Proposed Notes Issuance
Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)

San Pedro Garza García, Nuevo León, Mexico - (BUSINESS WIRE) - Sept. 29, 2003 -Vitro, S.A. de C.V. ("Vitro") (NYSE: VTO) (BMV:VITROA) announced today that it intends to issue and sell, subject to market and other conditions, approximately US$250 million of senior notes due 2013 (the "Notes") in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). Vitro intends to use the proceeds of the sale of the notes to repay indebtedness.

The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is neither an offer to sell nor a solicitation to buy the Notes.

This press release contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the current expectations of Vitro (the "Company") with respect to future market conditions, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward looking statements. Even though the Company believes the expectations reflected in such forward looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. In particular, various economic, regulatory and competitive factors, including those outside the Company's control, such as interest rates, foreign currency exchange rates, inflation rates, instability in domestic and foreign financial markets, energy costs and availability, freight costs, and changes in raw material and component costs, could cause the Company's actual results during the remainder of 2003 and future years to differ materially from the results the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company's most recent Annual Report filed with the Securities and Exchange Commission.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

Investor Relations Beatriz Martinez / Jorge Torres Vitro S.A. de C.V. + (52) 81-8863-1258 / 1240 bemartinez@vitro.com JTorres@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com